FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Notification:	"Disclosure of share ownership"

Filed herewith is a notification related to Syngenta AG.

# # #

Item 1

Disclosure of share ownership

The shareholding in Syngenta AG of The Capital Group Companies, Inc. exceeds the threshold value of 3%

In compliance with Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA (Capital Group), disclosed on 28 February 2008 that its holding in the share capital of Syngenta AG has exceeded on 27 February 2008 the notifiable threshold margin due to acquisitions of shares through different below mentioned companies managed by the Capital Group. The holding amounts to 3.36% of the share capital corresponding to 3,386,325 registered shares of Syngenta AG.

Group Companies:
Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA, USA
Capital Guardian Trust Company, 333 South Hope Street, Los Angeles, CA, USA
Capital International Limited, 40 Grosvenor Place, London, United Kingdom
Capital International Inc., 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA, USA
Capital International S.A., 3 Place des Bergues, 1201 Geneva, Switzerland

The contact person within The Capital Group for this notification is Gina Martinez, The Capital Group Companies Inc., 333 South Hope Street, Los Angeles, California 90071-1406, USA.

Basel, Switzerland, 3 March 2008

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 6, 2008	By:	/s/ Christoph Mäder
		Name:	Christoph Mäder
		Title:	Head Legal & Taxes